Exhibit 99.1

Trading Update and 2021 Guidance

Accelerated growth of digital segment, strategic investment in Junior ELT, and cost optimization in adult ELT driving changes to the revenue mix, improved operating efficiency and an expected return to pre-pandemic growth and profitability in 2021

SHENZHEN, China, November 18, 2020 – Meten EdtechX Education Group Ltd. (NASDAQ: METX) (“Meten EdtechX” or the “Company”), a leading omnichannel English language training (“ELT”) service provider in China, provides an update on trading and guidance for 2021, ahead of the release of its unaudited financial results for the third quarter of 2020.

Business Update:

•	Early signs of post-pandemic recovery. Q3 2020 revenue are expected to reach approximately RMB300 million, representing a 60% increase compared with Q2 2020. Revenue in Q3 2020 is expected to be approximately 29% down compared to Q3 2019 as a result of the mandatory closure of offline learning centers during the first half of 2020 and partial closure or reduced operating hours of certain number of offline learning centers in Q3 2020. To date, all of the Company’s 123 offline learning centers[1] have reopened (compared with 103 at the end of August 2020).

•	Strong growth in the Junior ELT/ K12 segment(s). Post-pandemic, the Company has observed customers re-enrolling in Junior ELT, both at offline learning centers and online, at a faster pace than adult customers whose disposable income has been adversely impacted by the pandemic. Junior ELT’s gross billings for Q3 2020 are up 89% compared to the previous quarter (Q2 2020).

•	Streamlining of operations and reallocation of resources to Junior ELT and online ELT segments from adult learning centers. During the COVID-19 pandemic, the Company has made considerable efforts to reduce its operating costs, aiming to achieve approximately RMB180 million of annual savings. In addition, 70 lease agreements for the self-operated learning centers (nearly 40% of the total leases) were renegotiated and 22 learning centers for adult ELT were closed in order to redeploy the resources to the Junior ELT and online ELT segments. As a result, we estimate our net losses for Q3 2020 to be significantly reduced to approximately RMB40 million (compared with RMB93.4 million in Q2 2020). These cost reduction efforts will continue and are expected to result in a leaner cost structure and a more balanced revenue mix between the offline and online and adult and junior segments by the beginning of 2021.

•	Online offering achieving high growth and profitability. Likeshuo, Meten EdtechX’s online ELT platform, continues to deliver a strong post-pandemic performance in terms of both growth and profitability, achieving a 54% increase in the number of registered users and a 22% increase in gross billings in Q3 2020 vs Q2 2020. The Company’s online ELT business targets approximately RMB340 million in revenues by the end of 2020, representing a 30% increase compared to full fiscal year of 2019 and approximately RMB16 million of net profit (vs RMB1.5 million for the previous year). Meten EdtechX’s omnichannel platform and rising Likeshuo brand awareness continue to provide the Company with a competitive advantage in terms of customer acquisition.

1 Inclusive of the permanently closed 11 learning centers for adult ELT.

•	Continued Product innovation. Meten EdtechX continues to invest in product development and has recently launched several new products across both its offline and online platforms. This includes two new language (Japanese and Spanish) products, K12 junior products and the “Bi Gao” exam preparatory product for middle schoolers.

Guidance 2021

•	“Return to normal” scenario expected by end of 2021: improved profitability and continued digital shift. Assuming no resurgence of the COVID-19 pandemic in China, and taking into account recent positive developments relating to a COVID-19 vaccine and the continuous recovery of China’s economy, Meten EdtechX expects its trading and profitability to gradually return to pre-pandemic levels over the course of 2021. While this remains partially dependent on the pace at which the adult ELT market recovers, the Company’s gross billing target for FY 2021 is expected to be within the range of RMB1.5-1.6 billion (representing a return to pre-pandemic level), approximately 40-50% of which are driven by Likeshuo. The Company is currently aiming for EBITDA of RMB200 million and net profit of RMB120 million for the FY 2021, respectively.

•	Selective review of consolidation opportunities. Meten EdtechX continues to see a compelling case for consolidation in the language, K12 and future skills training in China and Asia more generally, and will continue to selectively consider merger and joint venture opportunities.

Alan Peng, CEO of the Company commented:

“Meten EdtechX and the wider ELT market in China are gradually recovering from the COVID-19 pandemic, though trading conditions in the second part of 2020 remain challenging for our core ELT adult offline business.

Despite these challenges and losses incurred during the year, we continue to strongly believe that China remains fundamentally a high growth market for the ELT sector, and our diversified omnichannel offering and strategic footprint in tier 2, 3 and 4 cities give us a significant competitive advantage. During 2020, we have taken decisive and necessary action to ensure we emerge in 2021 in a stronger position with a leaner cost structure, enhanced operating efficiency and increased exposure to the higher growth segments of junior/K12 and online business segments.

We will continue to provide trading updates to the market on a regular basis as the situation evolves. Our unaudited financial results for the third quarter of 2020 will be released in early December. We are also committed to establishing equity research coverage of our stock in 2021, so that our overall performance and the acceleration of our digital growth are benchmarked with other market peers.”

The above business update and guidance for 2021 reflect Meten EdtechX’s current and preliminary view, which is subject to uncertainty and change.

For investor and media enquiries, please contact:

Citigate Dewe Rogerson

meten@citigatedewerogerson.com

+44 (0)20 7025 6400

About Meten EdtechX

Meten EdtechX is a leading ELT service provider in China, delivering English language and future skills training for Chinese students and professionals. Through a sophisticated digital platform and nationwide network of learning centers, the Company provides its services under three industry-leading brands: Meten (adult and junior ELT services), ABC (primarily junior ELT services) and Likeshuo (online ELT). It offers superior teaching quality and student satisfaction, which are underpinned by cutting edge technology deployed across its business, including AI-driven centralized teaching and management systems that record and analyze learning processes in real time.

The Company is committed to improving the overall English language competence and competitiveness of the Chinese population to keep abreast of the rapid development of globalization. Its experienced management is focused on further developing its digital platform and expanding its network of learning centers to deliver a continually evolving service offerings to a growing number of students across China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business update and guidance for 2021 in this announcement, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 outbreak, our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “Meten” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

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